*AB 3/14

15049594

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 02915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Umpqua Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One SW Columbia Street, Suite 300
(No. and Street)

Portland (City) — Oregon (State) — 97258 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jenny Staggenborg — 503-546-2414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

805 SW Broadway, Suite 1200 (Address) — Portland (City) — Oregon (State) — 97205 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH, D.C.
191

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/14

OATH OR AFFIRMATION

I, Jeani Winterbourne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Umpqua Investments, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / CEO

Title

Notary Public

OFFICIAL SEAL
TODD C PILE
NOTARY PUBLIC - OREGON
COMMISSION NO. 476263
MY COMMISSION EXPIRES MARCH 15, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm and Statement of Financial Condition for

Umpqua Investments, Inc.

(SEC I.D. No. 8-0121943)

December 31, 2014

Filed pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC DOCUMENT

WWW.MOSSADAMS.COM

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Umpqua Investments, Inc.

We have audited the accompanying statement of financial condition of Umpqua Investments, Inc. (Company) as of December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Umpqua Investments, Inc. as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Portland, Oregon
February 27, 2015

ASSETS

Cash	$ 486,825
Investments, at fair value (cost basis of $125,207 – Note 3)	124,329
Interest and dividends receivable	1,120
Receivable from clearing organization	11,260,785
Furniture, equipment, and leasehold improvements, net (Note 4)	358,371
Deposits with clearing organizations	100,000
Prepaid expenses and other assets	650,809
Goodwill	2,715,045
Broker retention notes receivable and agreements (Note 5)	1,587,246
Total assets	$ 17,284,530

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 143,205
Payable to clearing organization	111,150
Accrued expenses and other liabilities	682,581
Total liabilities	936,936
COMMITMENTS AND CONTINGENCIES (Notes 10 and 12)	
STOCKHOLDER'S EQUITY	
Common stock, at stated value, authorized 1,000 shares; issued and outstanding, 600 shares	250,000
Additional paid-in capital	14,137,502
Retained earnings	1,960,092
	16,347,594
Total liabilities and stockholder's equity	$ 17,284,530

The annual report of Umpqua Investments, Inc. on Form X-17A-5 at December 31, 2014 is available for examination at One Columbia Street, Suite 300, Portland, Oregon and also at the San Francisco, California office of the United States Securities and Exchange Commission. In addition, the Report of Independent Registered Public Accounting Firm on Internal Controls at December 31, 2014 is available for inspection at the Washington D.C., and San Francisco, California offices of the United States Securities and Exchange Commission.

Note 1 – Organization

Umpqua Investments, Inc. (the Company) is an Oregon corporation organized on January 1, 1991, and is a broker-dealer registered with the Securities and Exchange Commission (SEC). Effective December 1, 1999, Umpqua Holdings Corporation (Umpqua) acquired 100% of the issued and outstanding common stock of the Company. The Company is principally engaged in the general business of securities broker, agent, principal, or registered investment advisor; including buying, selling, exchanging, or otherwise in any manner dealing in stocks, bonds, evidence of property or indebtedness, or any securities or paper ordinarily or necessarily dealt with by security brokers, agents, or principals.

Note 2 – Summary of Significant Accounting Policies

Investments – Investments are classified as *Trading Securities* and reported at fair market value.

Receivable from clearing organization – Receivable from clearing organization represents amounts arising primarily in connection with security transactions, and is stated at the amount management expects to collect. No allowance for bad debts is recorded as no material losses are expected. The Company monitors the credit standing of the clearing organization with which it conducts business to mitigate the Company's exposure to credit risk.

Furniture, equipment, and leasehold improvements – Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is computed using the straight-line method over the asset's estimated useful life. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

Broker retention notes receivable and agreements – Broker retention notes receivable have due dates of five to ten years with payments of principal and interest due annually and are reported net of transition agreements due to a right of offset. If employment ceases before the due date of the note, the remaining principal and accrued interest owing is payable to the Company in full.

Broker retention agreements, which are forgivable, are amortized, generally using the straight-line basis, over the service period covered by the underlying agreements, generally five to ten years.

Note 2 – Summary of Significant Accounting Policies (continued)

Income taxes – The Company files consolidated federal income tax returns with Umpqua. For financial reporting purposes, the Company recognizes income taxes on a separate return basis. Deferred tax assets and liabilities are recognized for the future tax benefits or consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of estimates – The preparation of financial statement in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues, expenses, gains and losses during the reporting period. Actual results could differ from those estimates.

Goodwill – Goodwill and other intangible assets with indefinite lives are not amortized but instead are tested annually for impairment. The first step in the impairment analysis is an assessment of the qualitative factors to determine if it is more likely than not that impairment exists. If impairment was deemed to exist, a write down of the asset would occur with a charge to earnings. The valuation of the impairment is determined using a discounted cash flow analysis of forecasted earnings. The impairment analysis requires management to make subjective judgments. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures, technology, changes in discount rates and specific industry and market conditions. The Company has determined that there is no impairment of its recorded goodwill as of December 31, 2014.

Share-based payments – The Company participates in Umpqua's stock-based compensation plan that provides for the granting of stock options and restricted stock awards to eligible employees and directors. The Company recognizes in the income statement the grant-date fair value of stock options and other equity-based forms of compensation issued to employees over the employees' requisite service period (generally the vesting period). The requisite service period may be subject to performance conditions.

The fair value of each option grant is estimated as of the grant date using the Black-Scholes option pricing model. Expected volatility is based on the historical volatility of the price of Umpqua's common stock. Historical data is used to estimate option exercise and stock option forfeiture rates within the valuation model. The expected term of options granted is determined based on historical experience with similar options, giving consideration to the contractual terms and vesting schedules, and represents the period of time that options granted are expected to be outstanding. The expected dividend yield is based on dividend trends and the market value of Umpqua's common stock at the time of grant. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant corresponding to the estimated expected term of the options granted.

Note 2 – Summary of Significant Accounting Policies (continued)

Fair value measurements – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data. In general, fair values determined by Level 1 inputs utilize quoted prices for identical assets or liabilities traded in active markets that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Subsequent events – The Company has evaluated events and transactions subsequent to December 31, 2014, for potential recognition or disclosure.

Note 3 – Investments

Investments owned are classified as trading securities and are held at fair value and consist of municipal bonds and equity securities at December 31, 2014:

	Cost	Unrealized (Loss) Gain	Market Value
Municipal bonds	$ 125,198	$ (904)	$ 124,294
Equity securities	9	26	35
	$ 125,207	$ (878)	$ 124,329

Note 4 – Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2014:

		Estimated Useful Lives
Furniture, fixtures, and equipment	$ 910,276	5 - 10 years
Leasehold improvements	471,613	9 - 15 years
Software	47,733	3 years
Total	1,429,622	
Less accumulated depreciation and amortization	(1,071,251)	
Total	$ 358,371	

Note 5 – Broker Retention Notes Receivable and Agreements

The Company has entered into broker retention notes receivable and forgivable broker retention agreements with certain employees. At December 31, 2014, broker retention notes receivable of $1,578,080 and broker retention agreements of $9,166 are outstanding. The broker retention notes receivable are reported net of transition agreement obligations of $682,597 at December 31, 2014. The broker retention agreements are reported net of accumulated amortization of $40,834 at December 31, 2014. The broker retention notes receivable carry interest rates ranging from 0.28% to 2.87% with due dates of five to ten years. At December 31, 2014, the transition agreements require future payments totaling $2,283,175 to the employees if certain terms and conditions are met. The timing and amount of those payments are generally in alignment with the payments required by the employees under the notes receivable, and a right of offset exists between the two agreements.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1).

At December 31, 2014, the Company had net capital of $11,028,411 which was $10,928,411 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .07 to 1.

Note 7 – Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases.

The following table reflects the effects of temporary differences that give rise to the components of the net deferred tax asset as of December 31, 2014:

Deferred tax assets	
Deferred compensation	$ 302,461
Accrued expenses	76,686
Premises and equipment depreciation	27,723
Total gross deferred tax assets	406,870
Deferred tax liabilities	
Prepaid expenses	41,006
Total gross deferred tax liabilities	41,006
Net deferred tax asset	$ 365,864

Note 8 – Employee Benefit Plan

Substantially all employees of the Company are eligible to participate in a 401(k) plan sponsored by Umpqua. Contributions for the plan are at the discretion of the Company's management.

Note 9 – Stock Based Compensation

The following table summarizes information about stock option activity for the year ended December 31, 2014:

	Options Outstanding	Weighted Avg. Exercise Price
Balance, beginning of year	13,000	$ 14.47
Granted	-	$ -
Exercised	(8,000)	$ 11.53
Forfeited/expired	-	$ -
Balance, end of year	5,000	$ 19.16
Options exercisable, end of year	3,000	$ 24.25

The following table summarizes information about stock option activity for the year ended December 31, 2014:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Avg. Remaining Contractual Life (Years)	Weighted Avg. Exercise Price	Options Exercisable	Weighted Avg. Exercise Price
$11.53	2,000	5.70	$ 11.53	-	$ -
$24.25	3,000	0.07	$ 24.25	3,000	$ 24.25
	5,000			3,000	

The total intrinsic value (which is the amount by which the stock price exceeds the exercise price) of both options outstanding and options exercisable as of December 31, 2014 was $10,960 and $0, respectively. The weighted average remaining contractual term of options exercisable was 0.07 years as of December 31, 2014.

Note 9 – Stock Based Compensation (continued)

Restricted shares issued generally vest on an annual basis over three or five years. The following table summarizes information about nonvested restricted shares outstanding at December 31, 2014:

	Restricted Shares Outstanding	Average Grant Date Fair Value
Balance, beginning of year	9,666	$ 11.84
Granted	3,000	$ 17.56
Released	(4,328)	$ 11.62
Forfeited/expired	-	$ -
Balance, end of year	8,338	$ 14.02

Note 10 – Commitments and Contingencies

The Company has noncancelable operating leases, including leased premises for its Lake Oswego and two Medford, Oregon locations, and various leases for office equipment.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2014 are as follows:

Years ended December 31,	2015	$ 169,567
	2016	158,252
	2017	161,337
	2018	77,739
	2019	63,917
	Thereafter	-
Total future minimum lease payments		$ 630,812

In March 2011, the Company entered into an agreement covering the termination of the former Eugene lease location. Included in accrued expenses and other liabilities is $60,198 liability for the agreement, which requires monthly payments of $1,400 through December 2018.

Note 10 – Commitments and Contingencies (continued)

In the ordinary course of business, the Company is a party to various legal and regulatory claims, actions, and complaints. Although the ultimate resolution of these matters cannot be predicted with certainty, management believes that the likelihood of these matters having a material adverse effect beyond amounts already recorded by the Company is remote.

The Company is required to post collateral of $100,000 against its obligation under an agreement with the clearing organization, for the market value of trading securities at December 31, 2014. If the Company breached any of the collateral provisions, the clearing organization has the right to require settlement of the obligations immediately under the agreement.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established various procedures to reduce this risk, and therefore the potential for the Company to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Note 11 – Related Party Balances and Transactions

Related parties consist of Umpqua, Umpqua's wholly-owned subsidiary bank (Umpqua Bank), and principal officers and employees of Umpqua, Umpqua Bank, and the Company. There were no employee advances during the year ended December 31, 2014.

In the normal course of business, the Company receives funds from and advances funds to Umpqua. These receivables and payables are short-term in nature and bear no interest. Included in accrued expenses and other liabilities is $91,901 payable to Umpqua. Included in prepaid expenses and other assets is $92,093 receivable from Umpqua.

Note 12 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company is exposed to the credit risk should counterparties not fulfill their obligations. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company assesses the credit standing of brokers at issuance of broker retention agreements.

Note 13 - Fair Value

The following table presents estimated fair values of the Company's financial instruments as of December 31, 2014, whether or not recognized or recorded at fair value:

	Level	Carrying Value	Fair Value
Financial Assets:			
Cash	1	$ 486,825	$ 486,825
Trading securities	2	124,329	124,329
Interest and dividends receivable	1	1,120	1,120
Receivable from clearing organization	1	11,260,785	11,260,785
Broker retention notes receivable and agreements	3	1,587,246	1,527,686

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2014:

	Fair Value Measurements			
	Total	Level 1	Level 2	Level 3
Description				
Trading securities	$ 124,329	$ -	$ 124,329	$ -

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash, interest and dividends receivable, and receivable from clearing organization - The carrying amount of these assets is a reasonable estimate of fair value due to the short-term nature of these balances.

Trading securities - Fair values for trading securities are classified as level 2 inputs and are based on quoted market prices for similar assets.

Broker retention notes receivable and agreements - The fair value is estimated by calculating the discounted cash flows and is accordingly classified as a level 3 input.

Note 14 - Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreements with the clearing agent provides for payment of an agent clearing fee.